Sehrish Siddiqui

ssiddiqui@bassberry.com

(901) 543-5979

June 15, 2018

John Ganley, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:     Gladstone Investment Corporation – Preliminary Proxy Statement, File No. 814-00704

Dear John:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to oral comments received from the staff of Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 25, 2018 (the “Comments”) relating to the Company’s Preliminary Proxy Statement filed via EDGAR as a PRE 14A filing on May 16, 2018, File No. 814-00704 (the “Preliminary Proxy Statement”) we submit this letter containing the Company’s responses to the Comments, which have been incorporated into the Company’s Definitive Proxy Statement (“Definitive Proxy Statement”) filed via EDGAR as a DEF 14A filing on June 15, 2018. For your convenience, we have set forth below the Staff’s Comment followed by its response.

Page 14 – Proposal No. 2 - Stockholder Authorization

1.	Comment: The Company states:

“Furthermore, we sold shares of our common stock under our “at-the-market” (“ATM”) program with Cantor Fitzgerald & Co. in March, April, and May of 2018. Certain of these sales were also below our then current estimated NAV per share. The net dilutive effect (after discounts, commissions, and offering costs borne by us) of our issuance of common stock under the ATM program was $0.00 (or 0.0% per share).”

Please revise this language to explain how the net dilutive effect of the Company’s issuance of common stock under the ATM program was $0.00 (or 0.0% per share). Without additional context, the above referenced language may confuse the reader.

Response: In response to the Staff’s comment, on page 22 of the Definitive Proxy Statement, the Company has explained how the net dilutive effect of the Company’s issuance of common stock under the ATM program was $0.00 (or 0.0% per share).

Page 15 – Proposal No. 2 - Reasons to Offer Common Stock Below Net Asset Value

2.	Comment: The Company states:

“On April 10, 2018, our Board, including a ‘required majority’ (as such term is defined in the 1940 Act) of non-interested directors, approved the modified asset coverage requirements and we promptly made the requisite public disclosure. As a result, the Company’s minimum asset coverage requirements for senior securities required under the 1940 Act will change from 200% to 150%, effective one year later, on April 10, 2019.”

150 Third Avenue South, Suite 2800

Nashville, TN 37201

June 15, 2018

Please provide a plain English explanation as to what the implications of 200% asset coverage and 150% asset coverage are. Please also explain the change effectively permits funds to double the amount of borrowing. Alternatively, if the Company prefers, it can remove the above referenced language.

Response: In response to the Staff’s comment, the Company has removed the above referenced language in the Definitive Proxy Statement.

Please feel free to reach me via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com with any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Sehrish Siddiqui

Sehrish Siddiqui